Exhibit S

                             Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-__________)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

April __, 2004

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by _______, 2004 to the Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ____, 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                      * * *

Enron Corp. (70- 10200)

     Enron Corp. ("Enron"), a public utility holding company organized in the State of Oregon and located at Four Houston Center, 1221 Lamar, Suite 1600, Houston, TX 77010-1221, on its behalf and on behalf of its subsidiaries listed in Exhibit H of the application (collectively "Applicants"), filed a Post-Effective Amendment No. 1, to the Application on Form U-1 under File No. 70-10200 (the "Omnibus Application"). Through this Post-Effective Amendment, the Applicants seek a supplemental order in this proceeding to address: (a) revisions to the list of Applicants, (b) revisions to the reporting requirements pursuant to Rule 24, and (c) revisions to Enron's authority to issue letters of credit in connection with the expiration of the Second Amended DIP Credit Agreement. Each of these items is discussed below. Finally, Applicants resubmit exhibits which had been incorporated by reference to an application for exemption filed by Enron and other parties in SEC File No. 70-10190 that was subsequently withdrawn.

A.   List of Applicants

     A few subsidiaries of Enron were inadvertently excluded from the list of Applicants in Exhibit H of the Omnibus Application. Enron requests that the Commission issue a


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supplemental order confirming that these non-utility subsidiaries of Enron also are entitled to the relief granted to other Enron non-utility subsidiaries in connection with the Omnibus Application. Enron also is submitting an amended Exhibit H, which includes the companies below as Applicants in this proceeding. Amended Exhibit H also reflects the deletion of companies which have been dissolved or sold and the reorganization of certain subsidiaries in connection with the CrossCountry Transaction and other reorganizations.

List of Additional Applicants

                    o    Dais-Analytic, Inc.

                    o    Encorp, Inc.

                    o    FSMx.com, Inc.

                    o    Serveron, Corp.

                    o    Venoco, Inc.

                         o    217 State Street, Inc.

                         o    Ellwood Pipeline Inc.

                         o    Whittier Pipeline Corporation, Inc.

                         o    BMC, Ltd.

                    o    Advanced Mobile Power Systems, LLC

                    o    Unkwang Gas Industry Co., Ltd

                    o    PEI Venezuela Services LLC

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B.   Reporting Requirements

     Enron requests that the Commission issue a supplemental order restating the reporting requirements under Rule 24 in accordance with the Omnibus Application, as amended and restated on March 9, 2004:

     Applicants will file with the Commission a report under Rule 24 within 60 days of the end of each calendar quarter that would provide the following information:/1

     1. With respect to securities and letters of credit issued during the respective quarter under (i) the Second Amended DIP Credit Agreement, as it may be amended, and (ii) any short-term debt securities issued by Portland General under its short-term revolving credit facility or otherwise, Applicants will disclose the name of the issuer, the principal or face amount of the security or letter of credit issued, the interest rate and the maturity date.

     2. With respect to (i) the cash management arrangements between Enron and its subsidiaries (excluding Portland General), and (ii) the cash management arrangements between Portland General and its subsidiaries, the Applicants will disclose the principal, interest rate, the maturity date and the name of the lending company for transactions during the respective quarter.

     3. Applicants will disclose the names of the associate companies transferred to each of Prisma and CrossCountry. Each such list will show the full roster of companies transferred to Prisma and CrossCountry as of the close of the respective quarterly reporting period.

     4. Applicants will disclose sales of all or substantially all of the assets of a subsidiary, companies and other entities in the Enron group, in each case, where the consideration received was $25,000 or more that have been completed within the respective quarterly reporting period. Such disclosure to include the name of the entity or a description of the assets sold and the aggregate consideration received for such sale.

     5. Applicants will disclose the aggregate amount of Northern Border Partners' distributions out of partnership capital and the aggregate amount invested in Energy Assets during the respective quarter. Such disclosure would include a concise description of the Energy Assets acquired.

     6. Applicants will summarize the corporate restructuring, simplification, dissolution and liquidation transactions that have been conducted during the respective quarter.

     7. Applicants will disclose the types of services and goods sold by Enron to Portland General and by Portland General to Enron during the respective quarter. Such

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1 The first Rule 24 report would be due 60 days after the end of the first full calendar quarter following the issuance of the Commission's order granting this application.

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          disclosure would include a description of services or goods transactions by category with amounts expended for each category.

     8. For the quarterly period that includes any filing of a consolidated tax return involving both Enron and Portland General, Applicants will disclose Portland General's separate return tax for the period concerned in the consolidated tax return and the amount of its tax payment to Enron for the same period. In addition, Applicants will disclose the aggregate amount of losses, credits or other tax attributes contributed by Enron to the consolidated tax return and the value received by Enron for such tax attributes as a result of the allocation method specified in the consolidated tax filing agreement.

C.   Second Amended DIP Credit Agreement

     The Second Amended DIP Credit Agreement will expire on June 3, 2004. Enron may decide against renewing/extending the Second Amended DIP Credit Agreement; however, Enron would have to extend or replace the letters of credit that are currently outstanding under the Second Amended DIP Credit Agreement. Enron cannot permit the currently outstanding letters of credit to be drawn on prior to expiry because, in some circumstances, this may result in a default under the underlying transaction for which the letter of credit was issued.

     Enron is in discussions with various banks to (i) replace the existing letters of credit issued under the Second Amended DIP Credit Agreement with new letters of credit that are cash collateralized obligations, (ii) to obtain a new debtor in possession credit agreement, pursuant to which Enron would issue letters of credit in an amount not to exceed $25,000,000.00, or (iii) enter into various combinations of items (i) and (ii). Such new debtor in possession credit agreement would be cash collateralized and except as noted herein, would not be guaranteed by any subsidiaries of Enron, including Portland General. Specifically, similar to the Second Amended DIP Credit Agreement, to the extent that a letter of credit is issued on behalf of an Enron subsidiary, such subsidiary would post the cash collateral. No such letters of credit would be issued on behalf of Portland General. In addition, the new facility would be entered into only upon a determination, by Enron, that such facility is more beneficial to the estate than renewing the Second Amended DIP Credit Agreement.

     Enron seeks a supplemental order authorizing Enron to (i) obtain up to $25,000,000.00, in the aggregate, in new, cash collateralized letters of credit to replace the letters of credit currently outstanding under the Second Amended DIP Credit Agreement, (ii) to obtain a new debtor in possession credit agreement that would allow Enron to issue letters of credit in an amount not to exceed $25,000,000.00 in the event that Enron elects not to renew or extend the Second Amended DIP Credit Agreement, or (iii) a combination of items (i) and (ii) above that would not, in the aggregate exceed an amount of $25,000,000.00. Any new letters of credit issued either as a standalone obligation or pursuant to a new debtor in possession credit agreement would be obligations of Enron or obligations of Enron's non-utility subsidiaries (if a letter of credit is issued on behalf of such a subsidiary) and would not be guaranteed by Portland General Electric Company or any other Enron subsidiary (other than a non-utility subsidiary on behalf of which a letter of credit is issued). If such authorization is granted and Enron enters into new letters of credit to replace each of the existing letters of credit, or if Enron enters into a new


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debtor in possession credit agreement, Enron would permit the Second Amended DIP
Credit Agreement to expire on June 3, 2004.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.